OneAmerica Funds, Inc.

Indianapolis, Indiana

Certificate of Resolution

For Approval Fidelity Bond

I, Thomas M. Zurek, do hereby certify that I am the duly elected and qualified Secretary  to the Board of  Directors of  OneAmerica  Funds,  Inc., a Maryland  Corporation  (the  "Fund"),  and further  certify  that the  following resolution  was adopted  unanimously  by the Board of Directors of the Fund at a meeting duly held on November 12, at which a quorum was at all times present and  that such  resolution  has not been  modified nor  rescinded  and is in full force and effect as of the date hereof.

RESOLVED,  That  after  taking  into  consideration  all  relevant  factors concerning  the  fidelity  bond  underwritten  by the  Fidelity and Deposit Company  of  Maryland  covering  the  assets  of  OneAmerica  Funds,  Inc., including  the amount of the bond and the amount of the  premium and having determined that the coverage is reasonable, said bond be, and it hereby is, approved  as required by Rule  17g-1(d)  of the  Investment  Company Act of 1940.

FURTHER  RESOLVED,  That the  Secretary  is  hereby  directed  to file such filings  related to the  fidelity  bond with the  Securities  and  Exchange Commission as required by federal securities laws.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of OneAmerica Funds, Inc., as of this 19th day of November 2009.

 /s/ Thomas M. Zurek

____________________________________

Thomas M. Zurek

Secretary to the Board of Directors

OneAmerica Funds, Inc.

{Seal}